UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2004

Southern Star Central Corp.
_____

(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o AIG Highstar Capital, L.P., 599 Lexington Avenue, 25th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (646) 735-0500

Item 5. Other Events and Regulation FD Disclosure

On August 9, 2004, Southern Star Central Corp. announced an investor conference call regarding its 2004 second quarter results on August 11, 2004 at 9:00 a.m. Eastern Daylight Time.

Item 7. Financial Statements and Exhibits.

(c) Exhibits

<u>Exhibit No.</u>   <u>Description</u>

99.1   Press Release, dated August 9, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2004   SOUTHERN STAR CENTRAL CORP.

                                                   /s/ Michael Walsh
                                                   Michael Walsh, Treasurer



Press Release

Southern Star Central Corp.

Date: August 9, 2004

Contacts: Aaron Gold   Susanne Harris
                   Southern Star Central Corp.   Southern Star Central Gas Pipeline, Inc.
                   (646) 735-0500   (270) 852-5000

Southern Star Central Corp. Investor Call to Discuss Second Quarter 2004 Results

       New York, NY – August 9, 2004. Southern Star Central Corp. (SSTAR) invites interested parties to listen to a discussion of Southern Star Central Corp.'s results for the second quarter ended June 30, 2004. The Company's 10-Q for the quarter ended June 30, 2004 is available on Southern Star Central Corp.'s website (http://www.southernstarcentralcorp.com/investors/default.htm). The filing is also available on the EDGAR website (http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001260349&owner=include).

       The conference call is scheduled for Wednesday, August 11, 2004 at 9:00 a.m. Eastern Daylight Time. The call-in number is 800-230-1059 (domestic callers) and 612-332-0107 (international callers).

       In addition, the call will be recorded and available from Wednesday, August 11, 2004 at 12:30 p.m. Eastern Daylight Time until November 11, 2004 at 11:59 p.m. Eastern Daylight Time at 800-475-6701 (domestic callers) and 320-365-3844 (international callers).   The confirmation number for all callers accessing the recorded conference call is 740710.

About Southern Star Central Corp.

Southern Star Central Corp. (SSTAR) is the parent of Southern Star Central Gas Pipeline, Inc., a natural gas transmission system headquartered in Owensboro, Kentucky, spanning over 6,000 miles in the Midwest and Mid-continent regions of the United States. The pipeline system and facilities are located throughout Kansas, Oklahoma, Missouri, Nebraska, Wyoming, Colorado and Texas. It serves major markets such as St. Louis, Wichita, and Kansas City.

(Due to the length of the URL for the EDGAR website, readers will need to copy and paste the link into their internet browser.)